United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
November 2005
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                         (Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
                         (Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
                         (Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                         (Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

CVRD increases its all cash Offer to acquire Canico shares
and enters into support and lock-up agreements
Rio de Janeiro, November 11, 2005 — Companhia Vale do Rio Doce (“CVRD”) (NYSE: RIO and RIOPR) announced today that it has entered into a definitive support agreement with Canico Resource Corp. (“Canico”) (TSX:CNI) pursuant to which CVRD will amend the terms of its previously announced take-over bid (as so amended, the “Offer”) to, among other things, increase the offer price to C$20.80 in cash per Canico common share. This represents a premium of approximately 53.4% over the volume weighted-average trading price of Canico’s common shares on the Toronto Stock Exchange (TSX) for the 30 trading days immediately preceding the September 15, 2005 date of announcement of CVRD’s intention to proceed with the Offer.
The board of directors of Canico has determined that the Offer is fair to all shareholders of Canico and in the best interests of Canico and its shareholders and, accordingly, has unanimously recommended that shareholders of Canico accept the Offer. BMO Nesbitt Burns Inc. and Genuity Capital Markets, Canico’s financial advisors, have also provided an opinion to the Canico board of directors and special committee that the consideration to be received under the Offer is fair, from a financial point of view, to all shareholders of Canico.
CVRD has also entered into a lock-up agreement with certain shareholders of Canico, who collectively hold an aggregate of 4,138,217 Canico common shares and 1,063,500 options, representing approximately 11.5% of the outstanding Canico common shares (on a fully-diluted basis), under which agreement each locked-up shareholder has agreed to tender their Canico common shares to the Offer.
The mailing to Canico shareholders of a notice of change and variation amending the Offer and an amended director’s circular is expected to occur on or before November 17, 2005, with the Offer being open for acceptance until 8:00 p.m. (Toronto time) on November 28, 2005, unless withdrawn or extended. Completion of the Offer will be subject to certain conditions including a sufficient number of shares being tendered to the Offer such that CVRD would own at least 50% plus one of Canico’s common shares on a fully-diluted basis, the receipt of any necessary regulatory approvals, the absence of litigation, no material changes at Canico and certain other conditions. Canico has agreed to defer the separation time of the rights issued under Canico’s shareholder rights plan in respect of the Offer and that it will waive, suspend the operation of or otherwise render the shareholder rights plan inoperative against the Offer.
Under the terms of the support and lock-up agreements, CVRD has the right to match any Offer made by another bidder. The support agreement also provides for the payment of a fee to CVRD by Canico of up to C$32.9 million in the event that the Offer is not completed upon the occurrence of certain events.
About Canico
Canico is a Canadian-based junior resource company focused on the development of the Onça Puma nickel laterite project located in Pará State, Brazil. A feasibility study for the development and operation of the Onça Puma nickel laterite project was concluded and its highlights were made public by Canico in a press release dated August 4, 2005.
About CVRD
CVRD, a Brazilian company, headquartered in the city of Rio de Janeiro, Brazil, is the largest metals and mining company in the Americas and one of the largest in the global metals and mining industry, with a market capitalization of approximately US$50 billion.

It is the largest global producer and exporter of iron ore and pellets, the world’s second largest producer of manganese and ferroalloys, one of the world’s lowest cost producers of aluminum products (bauxite, alumina and primary aluminum) and a producer of copper, potash and kaolin. CVRD is the largest logistics player in Brazil, owning and operating several railroads and ports.
CVRD shares are traded on the New York Stock Exchange, NYSE (RIO and RIOPR), on the BOVESPA (Vale3 and Vale5) and on Latibex (XVALP and XVALO).
The Offer is aligned with CVRD’s strategic decision to become a large global player in the nonferrous metals business to create shareholder value. It is already a copper producer and is starting the development of its first nickel project, Vermelho, located in the southern range of Carajás. Given the location of Onça Puma, near to CVRD mining operations and its efficient infrastructure, where its EF Carajás railroad is a very important asset, there are significant synergies to be explored with this potential acquisition.
UBS Securities Canada Inc. is acting as financial advisor to CVRD and Stikeman Elliott LLP is acting as legal counsel to CVRD for the purposes of this transaction.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Fábio Lima: fabio.lima@cvrd.com.br +55-21-3814-4271
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: November 11, 2005	By:	/s/ Roberto Castello Branco

Roberto Castello Branco
Director of Investor Relations